August 3, 2004

                  Highlights of Consolidated Financial Results
                            for FY2005 First Quarter
                      (April 1, 2004 through June 30, 2004)
           (All financial information has been prepared in accordance with accounting principles generally accepted
                        in the United States of America)


                                                                                     (Billions of yen unless otherwise specified)
------------------------------------ ----------------------- --------------------------- --------------- ------------------------
                                      FY2004 First Quarter      FY2005 First Quarter      % of change        FY2005 Forecast
                                       (Apr. 2003 through        (Apr. 2004 through       from FY2004    (Apr. 2004 through Mar.
                                           Jun. 2003)                Jun. 2004)          First Quarter            2005)
==================================== ======================= =========================== =============== ========================
Vehicle sales                                      1,594                      1,791              12.4%                  7,200
(Thousand units)
------------------------------------ ----------------------- --------------------------- --------------- ------------------------
Net revenues                                     4,092.9                    4,510.3              10.2%
------------------------------------ ----------------------- --------------------------- --------------- ------------------------
Operating income                                   340.7                      448.6              31.6%
(Income ratio)                                     (8.3%)                     (9.9%)
------------------------------------ ----------------------- --------------------------- --------------- ------------------------
Income before income taxes,
minority interest and equity in
earnings of affiliated companies                   371.2                      470.4              26.7%
(Income ratio)                                     (9.1%)                    (10.4%)
------------------------------------ ----------------------- --------------------------- --------------- ------------------------
Net income                                         222.5                      286.6              28.8%
(Income ratio)                                     (5.4%)                     (6.4%)
------------------------------------ ----------------------- ------------------------------------------- ------------------------
Factors contributing to increases                                   Operating income increased by
and decreases in operating income                                         107.9 billion yen

                                                             (Increase)
                                                             Marketing efforts                   170.0
                                                             Cost reduction efforts               40.0

                                                             (Decrease)
                                                             Effects of changes in              - 70.0
                                                             exchange rates
                                                             Increases in expenses,             - 32.1
                                                             etc.
------------------------------------ ----------------------- ------------------------------------------- ------------------------
Exchange rates                                119JPY/USD                    110JPY/USD
                                              135JPY/EUR                    132JPY/EUR
------------------------------------ ----------------------- ------------------------------------------- ------------------------
Capital investment                                 180.9                       215.5                                    990.0
(excluding leased vehicles)
------------------------------------ ----------------------- ------------------------------------------- ------------------------
Depreciation expenses                              180.1                       181.2                                    800.0
------------------------------------ ----------------------- ------------------------------------------- ------------------------
Performance evaluation                                        Increases in net revenues, operating
                                                               income, income before income taxes,
                                                                 minority interest and equity in
                                                              earnings of affiliated companies, and
                                                                           net income
------------------------------------ ----------------------- ------------------------------------------- ------------------------

Note: Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

         Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar and the British pound;
(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.